Exhibit 2.3

THIS NON-COMPETITION AND CONFIDENTIALITY AGREEMENT (“Agreement”) is made effective the 3rd day of December, 2008 by and among Karl’s Rental Center of Florida, LLC (hereinafter “Buyer”), Signature Special Event Services, Inc., a Maryland corporation (“Seller”) and TVI Corporation, a Maryland corporation (“TVI”).

Preamble. Buyer, Seller and TVI are parties to that certain Letter of Intent, together with any and all addenda and exhibits attached thereto, dated December 3, 2008 (the “Purchase Agreement”) by which Buyer will acquire certain assets of Seller. Pursuant to the Purchase Agreement, Seller and TVI are obligated to execute and deliver this Non-Competition and Confidentiality Agreement. Now, Seller and TVI desire to fulfill that obligation.

Accordingly, in consideration of this Preamble (which is a material part of this Agreement) and the Purchase Agreement, and for other good and valuable consideration (the receipt and sufficiency of which consideration are hereby mutually acknowledged), the parties, intending to be legally bound, agree as follows:

1. Definitions. Capitalized terms not specifically defined herein shall have the meaning ascribed to the term in the Purchase Agreement.

2. Restrictive Covenants. For a period of three (3) years following the closing of the transaction evidenced by the Purchase Agreement (the “Restrictive Covenant Period”), the following restrictions shall apply:

2.1. Non-competition.

2.1.1. Seller and TVI shall not, directly or indirectly, own, operate, manage, be employed by or in, or render any consultation or other assistance to, any person, firm or business which competes with Buyer in its tenting and flooring operation, wherever located.

2.1.2. Seller and TVI shall not, directly or indirectly, either individually or as an agent, employee, partner, member, stockholder or consultant, or in any other capacity, solicit any Customer, as defined below, of the Buyer for the purpose of providing or seeking to provide to such Customer any tenting or flooring services. The term “Customer” shall mean any party which used the services of the Seller during the twenty-four (24) month period immediately preceding the Closing Date, and any party which used the services of Buyer during the term of the Restrictive Covenant Period.

2.1.3. Notwithstanding anything to the contrary herein, Seller and TVI may, through subcontractors, co-managers, distributors or other third parties, contract for and manage the implementation or erection of tenting and flooring to fulfill its obligations to provide disaster relief, catastrophe management or disaster restoration/recovery services and kitchen facilities.

2.2. Contractual Relations. Seller and TVI shall not intentionally, directly or indirectly, cause, or seek to cause, any Customer or supplier of the Buyer to terminate or otherwise discontinue, or to reduce the volume of, the Customer’s or supplier’s business with the Buyer as it relates to Buyer’s tenting and flooring business or render any assistance to a competitor of Buyer for such purpose.

2.3. Nonsolicitation of Employees.

2.3.1 Seller and TVI shall not, directly or indirectly, either individually or as an agent, employee, partner, member, stockholder or consultant, or in any other capacity, encourage any employee of Buyer to terminate his or her employment with the Buyer or solicit such an individual for employment outside the Buyer which would end or diminish that employee’s services to the Buyer, except that the foregoing restrictions shall not apply to any individual employed by Buyer who seeks employment with Seller or TVI on such individual’s own initiative or in response to employment advertisements in newspapers, trade and/or online publications or other public media or as an unsolicited walk-in candidate.

2.3.2 Buyer shall not, directly or indirectly, either individually or as an agent, employee, partner, member, stockholder or consultant, or in any other capacity, encourage any employee of Seller or TVI to terminate his or her employment with the Seller or TVI or solicit such an individual for employment outside the Seller or TVI which would end or diminish that employee’s services to the Seller or TVI, except that these restrictions shall not apply to any individual employed by Seller or TVI who voluntarily seeks employment with the Buyer on such individual’s own initiative or in response to employment advertisements in newspapers, trade and/or online publications or other public media or as an unsolicited walk-in candidate.

2.4. Confidential Information. Seller and TVI (for purposes of this Section 2.4, Seller and TVI shall be referred to collectively as a party) and Buyer shall not, directly or indirectly, either individually or as an agent, employee, partner, member, shareholder or consultant, or in any other capacity, use or disclose, or cause or allow to be used or disclosed, any Confidential Information (as defined below) of the other party. At closing, each of the parties (the “Receiving Party”) shall, upon request by the other party (the “Disclosing Party”), promptly deliver to the Disclosing Party any and all Confidential Information of the Disclosing Party, regardless of the form in which it is held by the Receiving Party, and immediately provide to the Disclosing Party any and all documents, notes, records, notebooks, and similar repositories, of or containing or relating to the Disclosing Party’s Confidential Information, and including, but not limited to, all copies, notes or abstracts thereof.

Except as expressly set forth herein to the contrary, “Confidential Information” shall mean any data or information relating to the following: (1) a party’s products or services, which is proprietary to such party, whether or not owned or developed by such party, which is not generally known by the public and which does not constitute a trade secret; (2) customer records, names of vendors, profit and performance reports, prices, selling and pricing procedures and techniques, and financing methods; (3) customer lists and information pertaining to identities of customers, their special demands, and their past, current and anticipated requirements for the products or services; (4) specifications, procedures, techniques, manuals and all other information pertaining to products or services of a party or of others for which the such party has assumed an obligation of confidentiality; (5) business plans, accounting records, financial statements and information, and projections; and (6) personal and employment record of employees. Confidential Information of Buyer shall include information of the type and nature described above, purchased by Buyer from Seller pursuant to the Purchase Agreement, to the extent it is related to Seller’s tenting and flooring operations (the “Purchased Confidential Information”); except that Seller and TVI shall be permitted to use such Purchased Confidential Information as necessary for Seller and TVI to perform their respective obligations under the In Process Customer Contracts and Post-Closing Customer Contracts and as contemplated by Section 2.1.3.

3. Acknowledgment of reasonableness. The parties expressly recognize and acknowledge that the restrictions contained herein are reasonably necessary for the protection of the legitimate interests of the other parties. The parties further acknowledge that said restrictions are not unreasonable as to the parties, and the parties agree that they are not unreasonable as to the public, in general.

4. Fees, costs and expenses. If a suit or other proceeding is brought by a party for the enforcement of this Agreement (the “Enforcing Party”), the Enforcing Party, provided it is the prevailing party, shall be entitled to recover from the party against which enforcement was sought reasonable attorney’s fees, court costs and other expenses incurred in that suit or proceeding, in addition to any other relief to which the Enforcing Party may be entitled.

5. Remedies. In the event of a breach or threatened breach by any party hereto of any provision of this Agreement, the non-breaching party or party not threatening to breach (the “Non-Breaching Party”) shall be entitled to an injunction restraining such breach or threatened breach, and the Non-Breaching Party shall also have the right to pursue for such breach or threatened breach such other remedies as may be available to the Non-Breaching Party at law, equity, by statute or under this Agreement, and including, but not limited to, the recovery of damages.

6. Miscellaneous.

6.1. Amendments to Agreement. No change or modification of any of the provisions of this Agreement shall be valid unless in writing and signed by the parties to this Agreement.

6.2. Binding effect. This Agreement shall bind and benefit the parties and their respective personal and legal representatives, heirs, successors and permitted assigns.

6.3. Assignment. A party shall not assign the party’s interest in this Agreement, in whole or in part, voluntarily or involuntarily, without the prior written consent of the other parties to this Agreement; provided, however that a party may assign its rights and interest hereunder by operation of law or to a Related Entity. A “Related Entity” means any corporation, partnership or similar entity that directly or indirectly controls, is controlled by or is under common control with such party, but only for so long as such control exists.

6.4. Governing law. This Agreement shall be governed, enforced, performed and construed in accordance with the laws of the State of Maryland (excepting those conflicts of laws provisions which would serve to defeat application of Maryland substantive law). Each of the parties hereto hereby submits to the exclusive jurisdiction of the state and/or federal courts located within the State of Maryland for any suit, hearing or other legal proceeding of every nature, kind and description whatsoever in the event of any dispute or controversy arising hereunder or relating hereto, or in the event any ruling, finding or other legal determination is required or desired hereunder.

6.5. Headings. Paragraph headings have been inserted in this Agreement for convenience. If paragraph headings conflict with the text in the construction of this Agreement, the text shall control.

6.6. Specific performance. A party to this Agreement shall have the remedy of specific performance of this Agreement.

6.7. Counterparts. This Agreement may be executed simultaneously in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

6.8. Facsimile Signatures. Facsimile signatures of this Agreement shall be considered as original signature and shall bind the parties hereto.

6.9. Waiver. The failure of any party hereunder to insist on strict performance of this Agreement by any other party hereunder, according to the terms and understanding herein set forth, shall not be construed as a waiver of the right to insist on such performance or a waiver by a party of any breach by any other party of any provisions.

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IN WITNESS WHEREOF, the parties have signed and delivered this Agreement on the date first above written.

KARL’S RENTAL CENTER OF FLORIDA, LLC

By:	/s/ John Schlueter
John Schlueter, President

SIGNATURE SPECIAL EVENT SERVICES, INC.

By:	/s/ Harley A. Hughes
Harley A. Hughes, President and CEO

TVI CORPORATION

By:	/s/ Harley A. Hughes
Harley A. Hughes, President and CEO